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February 18, 2011

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3720
100 F Street, N.E.
Washington, DC  20549

Re:	GenVec, Inc. Preliminary Proxy Statement Filed: February 11, 2011 File No.: 000-24469

Dear Mr. Riedler:

This letter is in response to your letter of comment dated February 15, 2011 to Paul H. Fischer, Ph.D., President and Chief Executive Officer of GenVec, Inc. (the “Company”), with respect to the Company’s Preliminary Proxy Statement filed February 11, 2011 (the “Preliminary Proxy Statement”).

On behalf of the Company, we respectfully submit the following response regarding the comment contained in the February 15, 2011 letter.  For ease of reference, the Staff’s comment is set forth in italic type immediately before the Company’s response.  The statement of the Company requested by the Staff is enclosed with this letter.

General

1.
Please revise your proxy statement to disclose the number of record holders before and after completion of the 1 for 10 reverse stock split and cash-out of fractional shareholders. If the number of record holders will fall below 300 please provide us your analysis as to the applicability of Rule 13e-3 of the Securities Exchange Act of 1934 to the reverse stock split transaction. Please note that we may have further comments after reviewing your revised disclosure and any additional information you provide to us supplementally.

We respectfully advise the Staff that, as of February 17, 2011, the Company had 168 shareholders of record. Had the 1 for 10 reverse stock split (the “Reverse Split”) been effected as of that date, after the cash-out of fractional shareholders, the number of Company shareholders of record would have been 166.  Further, the Company believes that since the closing of its initial public offering, it has not had more than 300 stockholders of record.  The Reverse Split is not being pursued in order to reduce the number of Company shareholders below 300, and is not a part of a transaction or series of transactions that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, the effects referred to in Rule 13e-3(a)(3)(ii) under the Securities Exchange Act of 1934, as amended, and the Company currently has no plans or intentions to engage in any such transaction or series of transactions.  Rather, the Company is seeking shareholder approval of the Reverse Split in order to maintain its listing on the NASDAQ Capital Market, which is consistent with remaining a public company and not with going private.  Page 3 of the Preliminary Proxy Statement provides, “[t]he Board of Director’s primary objective in proposing the reverse stock split is to raise the per share trading price of the common stock. In particular, this will help the Company to maintain the listing of the common stock on the NASDAQ Capital Market.”

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Mr. Jeffrey Riedler, Assistant Director United States Securities and Exchange Commission	- 2 -	February 18, 2011

The Company proposes to revise its disclosure on Page 4 of the Preliminary Proxy Statement under the heading “Effect of the Reverse Stock Split” by adding the following statement at the end of the first paragraph of that section:

“As of the record date, the Company had [    ] shareholders of record. If the Reverse Split had occurred as of that date, the Company would have [         ] shareholders of record.”

*     *     *     *

Please direct any questions, comments and advice of the Commission Staff to the undersigned at 410-659-2778 or Asher M. Rubin at 410-659-2777.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Paul H. Fischer, Ph.D., GenVec, Inc. Douglas J. Swirsky, GenVec, Inc. Laura Crotty, SEC Staff Asher M. Rubin, Hogan Lovells US LLP

Statement of GenVec, Inc.

February 18, 2011

Re:	GenVec, Inc.
Preliminary Proxy Statement
Filed:   February 11, 2011
File No.: 000-24469

GenVec, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENVEC, INC.

By:	/s/ Douglas J. Swirsky
Douglas J. Swirsky
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary